CUSIP No. 87073T 105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Swift Energy Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87073T 105

(CUSIP Number)

David B. Charnin

Strategic Value Partners, LLC

100 West Putnam Avenue

Greenwich, CT 06830

(203) 618-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87073T 105

1.	Name of Reporting Person. Strategic Value Partners, LLC I.R.S. Identification No. of Above Person (Voluntary)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,460,319 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,460,319 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,460,319 (1)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 38.9% (2)

14.	Type of Reporting Person OO

(1) Consists of 4,460,319 shares beneficially owned by Strategic Value Partners, LLC (i) as the investment manager of Strategic Value Master Fund, Ltd., which has an ownership interest in SVMF 70, LLC, which has an ownership interest in SVMF 71, LLC, (ii) as the managing member of SVP Special Situations III LLC, which is the investment manager of Strategic Value Special Situations Master Fund III, L.P., which has an ownership interest in SVMF 70, LLC, which has an ownership interest in SVMF 71, LLC, and (iii) as the managing member of SVP Special Situations III-A LLC, which is the investment manager of Strategic Value Opportunities Fund, L.P., which has an ownership interest in SVMF 71, LLC. SVMF 71, LLC directly owns 3,655,319 shares of the Issuer and will directly hold 805,000 shares of the Issuer acquired pursuant to the Share Purchase Agreement (as defined below). The Reporting Person disclaims beneficial ownership of the securities reported herein, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares held by SVMF 71, LLC or reported herein by the other Reporting Persons for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2) Based on 11,457,082 shares of Common Stock of the Issuer, which includes (i) 10,053,574 shares outstanding as of January 20, 2017, and (ii) 1,403,508 issued in the Private Placement (as defined below).

CUSIP No. 87073T 105

1.	Name of Reporting Person. SVP Special Situations III LLC I.R.S. Identification No. of Above Person (Voluntary)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,460,319 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,460,319 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,460,319 (1)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 38.9% (2)

14.	Type of Reporting Person OO

(1) Consists of 4,460,319 shares beneficially owned by SVP Special Situations III LLC, as the investment manager of Strategic Value Special Situations Master Fund III, L.P., which has an ownership interest in SVMF 70, LLC, which has an ownership interest in SVMF 71, LLC, which directly owns the 3,655,319 shares of the Issuer and will directly hold 805,000 shares to be acquired pursuant to the Share Purchase Agreement (as defined below). The Reporting Person disclaims beneficial ownership of the securities reported herein, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares held by SVMF 71, LLC or reported herein by the other Reporting Persons for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2) Based on 11,457,082 shares of Common Stock of the Issuer, which includes (i) 10,053,574 shares outstanding as of January 20, 2017, and (ii) 1,403,508 issued in the Private Placement (as defined below).

CUSIP No. 87073T 105

1.	Name of Reporting Person. SVP Special Situations III -A LLC I.R.S. Identification No. of Above Person (Voluntary)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,460,319 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,460,319 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,460,319 (1)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 38.9% (2)

14.	Type of Reporting Person OO

(1) Consists of 4,460,319 shares beneficially owned by SVP Special Situations III-A LLC, as the investment manager of Strategic Value Opportunities Fund, L.P., which has an ownership interest in SVMF 71, LLC, which directly owns 3,655,319 shares of the Issuer and will directly hold 805,000 shares of the Issuer acquired pursuant to the Share Purchase Agreement (as defined below). The Reporting Person disclaims beneficial ownership of the securities reported herein, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares held by SVMF 71, LLC or reported herein by the other Reporting Persons for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2) Based on 11,457,082 shares of Common Stock of the Issuer, which includes (i) 10,053,574 shares outstanding as of January 20, 2017, and (ii) 1,403,508 issued in the Private Placement (as defined below).

CUSIP No. 87073T 105

1.	Name of Reporting Person. Victor Khosla I.R.S. Identification No. of Above Person (Voluntary)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,460,319 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,460,319 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,460,319 (1)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 38.9% (2)

14.	Type of Reporting Person IN

(1) Consists of 4,460,319 shares beneficially owned by Strategic Value Partners, LLC (i) as the investment manager of Strategic Value Master Fund, Ltd., which has an ownership interest in SVMF 70, LLC, which has an ownership interest in SVMF 71, LLC, (ii) as the managing member of SVP Special Situations III LLC, which is the investment manager of Strategic Value Special Situations Master Fund III, L.P., which has an ownership interest in SVMF 70, LLC, which has an ownership interest in SVMF 71, LLC, and (iii) as the managing member of SVP Special Situations III-A LLC, which is the investment manager of Strategic Value Opportunities Fund, L.P., which has an ownership interest in SVMF 71, LLC. SVMF 71, LLC directly owns 3,655,319 shares of the Issuer and will directly hold 805,000 shares acquired pursuant to the Share Purchase Agreement (as defined below). Mr. Khosla is the sole member of Midwood Holdings, LLC, which is the managing member of Strategic Value Partners, LLC and is also the indirect majority owner and control person of Strategic Value Partners, LLC, SVP Special Situations III LLC and SVP Special Situations III-A LLC. The Reporting Person disclaims beneficial ownership of the securities reported herein, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares held by SVMF 71, LLC or reported herein by the other Reporting Persons for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2) Based on 11,457,082 shares of Common Stock of the Issuer, which includes (i) 10,053,574 shares outstanding as of January 20, 2017, and (ii) 1,403,508 issued in the Private Placement (as defined below).

AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on behalf of the Reporting Persons with respect to the Common Stock of the Issuer on May 2, 2016 (the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

Item 2. Identity and Background.

Item 2 is hereby amended and supplemented with the following:

The shares of Common Stock reported herein as beneficially owned by SVP Special Situations III-A LLC (“SVP III-A”) are directly held by SVMF 71, LLC.  SVP III-A is the investment manager of, and exercises investment discretion over, Strategic Value Opportunities Fund, L.P. which was formerly known as Strategic Value Special Situations Offshore Fund III-A, L.P. Strategic Value Opportunities Fund, L.P. has an ownership interest in SVMF 71, LLC. Strategic Value Partners, LLC (“SVP”) is the managing member of SVP III-A.  SVP III-A is indirectly majority owned and controlled by Mr. Khosla.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented with the following:

The source of funds for the Common Shares acquired pursuant to the Share Purchase Agreement (as defined in Item 4 below) is the working capital, or funds available for investment, of the Funds.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

Director Nomination Agreement and Director Nominees

On April 22, 2016 (the “Effective Date”), in connection with the Plan, SVP and certain other holders of the Issuer’s notes prior to the effectiveness of the Plan (collectively, the “Other Noteholders”), entered into a director nomination agreement (the “Nomination Agreement”) with the Issuer.  Pursuant to the terms of the Nomination Agreement, SVP designated two directors to the Issuer’s board of directors (the “Board”) as of the Effective Date, consisting of (i) one Class I director whose term will expire at the Issuer’s first annual meeting of stockholders held after the Effective Date, and (ii) one Class III director whose term will expire at the third annual meeting of the Issuer’s stockholders held after the Effective Date.  The Other Noteholders designated two Class II directors to the Board as of the Effective Date.

Pursuant to the terms of the Nomination Agreement, SVP may designate two nominees to the Board, which shall be one Class I director and one Class III director, for so long as SVP and its affiliates collectively beneficially own shares of Common Stock representing an Equity Percentage (as defined in the Nomination Agreement) of 15% or more.  At such time as the Equity Percentage of SVP and its affiliates is below 15% but is greater than or equal to 8%, SVP may continue to designate one Class III director nominee to the Board.  SVP will no longer be entitled to designate a nominee to the Board at such time as SVP and its affiliates collectively beneficially own Common Stock representing an Equity Percentage of less than 8%.  The Other Noteholders also have the right to designate two director nominees to the Board pursuant to the Nomination Agreement.

SVP designated Peter Kirchof, a former Managing Director of SVP, as a Class I director of the Issuer, and David Geenberg, a Managing Director of SVP, as a Class III director.  Each of Mr. Kirchof and Mr. Geenberg were appointed to the Board as of the Effective Date.  On September 27, 2016, Mr. Kirchof resigned from the Board.  SVP designated Christoph Majeske, a Director of SVP, to replace Mr. Kirchof as a director of the Issuer, and Mr. Majeske was appointed to the Board effective as of September 27, 2016.

The description of the Nomination Agreement in this Item 4 is qualified in its entirety by reference to the agreement, a copy of which is filed as Exhibit C hereto, and incorporated by reference into this Item 4.

Share Purchase Agreement

Effective as of January 22, 2017, SVMF 71, LLC entered into a share purchase agreement (the “Share Purchase Agreement”) with the Issuer.  Pursuant to the terms of the Share Purchase Agreement, the Reporting Persons will acquire an aggregate of 805,000 shares of the Issuer’s Common Stock, at a price of $28.50 per share for an aggregate purchase price of $22,942,500.  The Share Purchase Agreement was entered into in connection with the Issuer’s private placement announced on January 23, 2017 (the “Private Placement”), pursuant to which the Issuer intends sell approximately 1.4 million shares at a price of $28.50 per share for an aggregate purchase price of approximately $40.0 million.  Subject to certain standard closing conditions, the Share Purchase Agreement is expected to close on January 26, 2017.

The description of the Share Purchase Agreement in this Item 4 is qualified in its entirety by reference to the agreement, a copy of which is filed as Exhibit E hereto and incorporated by reference into this Item 4.

Other Matters Relating to Subparagraphs (a) through (j) of Item 4 of Schedule 13D

Because SVP has designated two directors to the Issuer’s Board, the Reporting Persons may have influence over the Issuer’s corporate activities, which may relate, without limitation, to the Issuer’s capitalization and the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Additionally, the Reporting Persons review their investment in the Issuer on a continuing basis.  Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may take actions with respect to their investment in the Issuer.  These actions include changing their current investment purpose and/or, from time to time, (i) acquiring or causing affiliates to acquire additional securities of the Issuer in open market transactions, in privately negotiated transactions or through other methods; (ii) disposing or causing affiliates to dispose of some or all of the Issuer’s securities in open market transactions, in privately negotiated transactions or through other methods; or (iii) continuing to hold or causing affiliates to hold the Issuer’s securities (or any combination or derivative thereof).  In addition, the Reporting Persons may engage in discussions with the Issuer’s management, members of its board of directors, stockholders or other relevant parties, and may take other actions concerning investments in the Issuer’s securities or with respect to the Issuer’s operations, capital expenditures, financings, executive compensation practices, capital structure and any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented with the following:

(a) — (b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c) The information requested by this paragraph is supplemented by incorporating herein by reference to the disclosure under the caption “Share Purchase Agreement” above in Item 4 of this Amendment No. 1.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented with the following:

The disclosure above in Item 4 of this Amendment No. 1 under the headings “Director Nomination Agreement and Director Nominees” and “Share Purchase Agreement” is incorporated by reference into this Item 6.

Registration Rights Agreement for Securities Received on the Effective Date of the Plan

On the Effective Date, in connection with the Plan, SVP and certain other parties which received shares of Common Stock upon the Effective Date (collectively with SVP, the “Holders”) entered into a registration rights agreement  with the Issuer with respect to the shares of Common Stock received by the Reporting Persons on the Effective Date (the “Registration Rights Agreement”).  Pursuant to the terms of the Registration Rights Agreement, SVP and the other Holders have certain demand, underwritten offering and piggyback registration rights with respect to the shares they acquired on the Effective Date (the “Registrable Securities”).  SVP and the other Holders each is entitled to two demand registrations and two underwritten offering requests under the Agreement.  Generally, the Issuer is required to provide notice of a registration demand request within five business days following the receipt of the demand notice to all additional Holders, which may, in certain circumstances, participate in the registration.  Under the piggyback registration rights, if at any time the Issuer proposes to register an offering of Common Stock for its own account, the Issuer must give at least five business days’ notice to all Holders of Registrable Securities to allow them to include a specified number of their shares in the registration statement.  The Issuer will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, whether or not a registration statement is filed or becomes effective.  The Issuer’s obligations to register shares under the Registration Rights Agreement will terminate with respect to SVP on the first date upon which SVP no longer beneficially owns any Registrable Securities.

This description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed hereto as Exhibit D, and incorporated by reference into this Item 6.

Registration Rights Agreement for Shares Acquired Pursuant to the Purchase Agreement

Effective as of January 22, 2017, SVMF 71, LLC and certain other purchasers entered into a registration rights agreement with the Issuer with respect to the shares acquired in the Private Placement and pursuant to the Share Purchase Agreement (the “Share Purchase Registration Rights Agreement”).  Pursuant to the terms of the Share Purchase Registration Rights Agreement, the Issuer has agreed to register the resale of the shares acquired by SVMF 71, LLC and the other purchasers in the Private Placement, and to prepare and use its commercially reasonable efforts to file such registration statement with the Securities and Exchange Commission within 90 days of the closing date of the Private Placement.

This description of the Share Purchase Registration Rights Agreement is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed hereto as Exhibit D, and incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended and supplemented with the following:

Exhibit C                                             Director Nomination Agreement, dated as of April 22, 2016, by and among Swift Energy Company, Strategic Value Partners, LLC, and the other stockholders party thereto (incorporated by reference to Exhibit 4.7 to the Issuer’s Registration Statement on Form S-8, filed on April 27, 2016, File No. 333-210936)

Exhibit D                                             Registration Rights Agreement, dated as of April 22, 2016, by and among Swift Energy Company, Strategic Value Partners, LLC and the other stockholders party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on April 28, 2016)

Exhibit E                                              Share Purchase Agreement, effective as of January 22, 2017, by and among Swift Energy Company, SVMF 71, LLC, and the other stockholders party thereto

Exhibit F                                               Registration Rights Agreement, effective as of January 22, 2017, by and among Swift Energy Company, SVMF 71, LLC, and the other stockholders party thereto

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2017

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

By:	/s/ Victor Khosla
	Name:	Victor Khosla